Filed by Polycom, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Polycom, Inc.

(Commission File No. 000-27978)

Talking Points Regarding Polycom U.S. Government Business

•	On April 15, 2016, Polycom entered into a Definitive Agreement with Mitel Networks Corporation, pursuant to which Mitel will acquire Polycom.

•	Upon closing of the acquisition, Polycom will become a wholly-owned subsidiary of Mitel, a Canadian company. Closing is likely to occur in the third quarter of 2016.

•	Mitel has no plans to change Polycom’s basic operations; on the contrary, Mitel is committed to the further growth and development of Polycom’s business. Moreover, the combination of the products and services of Mitel and Polycom, along with their technological and financial resources, should offer meaningful benefits over time to the two companies’ customers.

•	Continuing to supply U.S. Government end-users is important to both Mitel and Polycom.

•	Polycom understands that there will not be any changes made, including to Polycom’s manufacturing processes, that would adversely affect Polycom’s ability to offer products to the U.S. Government and related entities.

•	Polycom further understands that Polycom will continue to serve U.S. Government customers with personnel who are U.S. citizens, when and where required.

•	While Mitel is a Canadian company, half of Mitel’s executive management team, including its Chief Executive Officer, are U.S. citizens who operate out of Mitel offices in Texas and Arizona. Further, Mitel holds its own GSA Schedule Contract and has been a vendor to the U.S. government for more than two decades.

•	Thus, Mitel has a significant U.S. presence and also has a long established relationship with the U.S. Government.

•	Finally, Mitel and Polycom are voluntarily submitting a notice with the Committee on Foreign Investment in the United States (“CFIUS”) and, as a result, the U.S. Government will review the transaction. Closing of the transaction is contingent on CFIUS approval.

Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Polycom and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Polycom, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction; Polycom’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to successfully implement and achieve its business strategies, including its growth of the company through acquisitions and the integration of recently acquired businesses and realization of synergies, including the pending acquisition of Polycom. Additional risks are described under the heading “Risk Factors” in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 and in Polycom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on February 29, 2016 and April 28, 2016, respectively. Forward-looking statements speak only as of the date they are made. Except as required by law, Polycom has no intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel has filed with the SEC a preliminary registration statement on Form S-4 that includes a Proxy Statement of Polycom that also constitutes a Prospectus of Mitel (the “Proxy Statement/Prospectus”). Polycom plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF POLYCOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS, AND ANY RELATED AMENDMENTS OR SUPPLMENTS, FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Polycom and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Polycom’s directors and executive officers is also included in Polycom’s Annual Report on Form 10-K/A, which was filed with the SEC on April 28, 2016. These documents are available free of charge as described above.

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